

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 23, 2008

<u>Via U.S. Mail and Fax</u>

Mr. Kevin W. Mischnick, Vice President and Chief Financial Officer
Matinee Media Corp.
2801 Via Fortuna, Suite 675
Austin, Texas 78746

      RE: Matinee Media Corp.
               Form 10-KSB/A for the year December 31, 2007
               Filed on September 19, 2008
               File no. 333-81194

Dear Mr. Mischnick:

      We have completed our review of the above filing and do not, at this time, have any further comments.

                    Sincerely,

                    Terry French
                    Accountant Branch Chief